Mail Stop 4561   July 7, 2006

By U.S. Mail and facsimile to (212) 980-5192

Mr. Martin Schacker
Chairman of the Board and
  Co-Chief Executive Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive – Suite 205
Park Ridge, New Jersey 07656

> **Re: Tetragenex Pharmaceuticals, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on June 13, 2006**
> **File Number 333-134987**

Dear Mr. Schacker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a cover letter in your next submission and label it as "cover" when filed on EDGAR.

2.   You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type throughout the prospectus, including but not limited to the section on the selling security-holders and the antidepressant patent family status (and following sections). Please revise.

3.   Please define or describe acronyms or abbreviations used in the Form SB-2 so
        that they are clear from the context when first used. Such terms include, for
        example, NDA and CNS.

4.   Please review your tables as supplemental information such as footnotes are
        missing. For example, the "Shares Issuable Upon the Exercise of Warrants" cites
        to a footnote C on page 68, yet the cited footnote does not appear.

5.   We note that you are registering shares that are issuable upon exercise of
        warrants. It also appears that the warrants are exercisable at this time and
        appeared to be exercisable when issued. Please provide the staff with your
        analysis as to how the exercise of the warrants was in compliance with Section 5
        of the Securities Act of 1933.

6.   We did not see disclosure regarding the determination of the offering price.
        Please revise to include such disclosure in accordance with Item 505 of
        Regulation S-B.

7.   Given the nature and size of the transaction being registered, advise the staff of
        the company's basis for determining that the transaction is appropriately
        characterized as a transaction that is eligible to be made on a shelf basis under
        Rule 415(a)(1)(i).

Cover Page

8.   We note that you applied to list your shares on the Over the Counter Bulletin
        Board, but also note that trading has not commenced. Furthermore, we note your
        reliance upon Rule 415 for the price of the shares to be resold by the selling
        shareholders. However, it does not appear that your shares have an existing
        market at this time, and so sales of the shares at "market prices" does not appear
        to be possible until such time that a trading market develops. Therefore, please
        revise the cover page to price the securities.

Prospectus Summary, page 3

9.   Revise the opening 3 paragraphs to:

        - place them in normal type face and to avoid placing the text in all capital
          letters;
        - Remove the discussion about how the summary is not complete (the
          Summary, by its nature does not contain all relevant information, but it
          must be balanced and accurately reflect the rest of the disclosure in the
          document.)

10.   Remove parentheticals from the Summary and Risk Factors section and avoid
        using terms that are not clear from the context.

11.   Revise this section to discuss your current financial position including your
        liquidity position.

Bankruptcy, page 4

12.   We note that you privately placed securities as part of you reorganization plan.
        Please describe the exemption or rule upon which you relied and the factual
        circumstances related thereto here and throughout the document, including on
        page 26.

Risk Factors

13.   Remove the opening paragraph. Item 503 does not contemplate a forward-
        looking statement caution, nor does it encourage the discussion of risks that could
        apply to any company. To the extent that the "General Risks" discussion touches
        on risks that uniquely or materially affect Tetragenex, revise to provide
        appropriate disclosure.

14.   We note that several risk factors discuss your inability to provide assurance that a
        specific risk will not occur. Remove this language from the risk factor section, as
        the risk that you are discussing is the stated risk, not your inability to provide
        assurance.

Risks Related To Our Business, page 7

15.   This section appears to discuss several unique risks that could have a material
        effect upon the performance of your company or an investment in your stock.
        Revise to discuss each risk completely, under appropriate risk subheadings.
        Please refer to Item 503(c) or Regulation SB.

Despite Emergence From Bankruptcy, We May Suffer From…, page 10

16.   We note that you mention investors may "seek more favorable terms for future
        investments, which could result in greater dilution to existing stockholders."
        Please disclose that your existing capital structure, including warrants and
        options, already cause the potential for dilution to shareholders.

17.   Please revise to provide a section discussing capitalization and addressing dilution
        in accordance with Item 506 of Regulation S-B. Be sure to include dilution
        information if the options are exercised

We Have a History of Little or No Revenue and Have Experienced Net…, page 10

18.   We note that you state, "we cannot assure," a certain result when the real risk is
        not your inability to give assurance, but the underlying situation. Please revise to
        eliminate this and similar language.

Management's Discussion and Analysis, page 15

19.   Revise to provide a more complete discussion of your liquidity, capital resources
        and a more detailed discussion of your monthly uses of cash and your "burn rate."

Business, page 17

20.   The presentation in the Business Section and throughout the prospectus must be
        balanced. Revise the section entitled "Advantages of Nemifitide" to discuss the
        potential problems raised in the "dog study."

Legal Proceedings, page 24

21.   We note your historical legal events in that you have settled suits out of court.
        Please revise to discuss whether the settlement is final or subject to further
        litigation (*e.g.*, you obtain a release from the opposing party). If there is future
        liability related thereto, please include as part of your disclosure on risk factors.

22.   We see that you discuss your third plan of reorganization and that you previously
        discuss your "Plan" on page 4. Please revise to discuss how many plans of
        reorganization you have had and any continuing adverse affects from your
        emergence from bankruptcy.

Tetragenex Code of Ethics, page 32

23.   We note that you mention a code of ethics; however, we see no discussion of it in
        the registration statement. Please revise your disclosure in accordance with Item
        406 of Regulation S-B.

Employment Agreements and consulting Agreements, page 33

24.   Given the importance of the consulting and employment agreements, please
        advise the staff how you determined that the contracts were not material contracts.
        Please refer to Item 601(b)(10) of Regulation SB.

Security Ownership of Certain Beneficial Owners and Management, page 34

25.   We note your footnote number 2 regarding shares to be received in 60 days to the table regarding beneficial ownership; however, we do not see to what it refers. Please revise to clarify.

Security Ownership of Certain Beneficial Owners and Management, page 35

26.   We note that you list beneficial owners here and selling security-holders on page 41. Please provide the requirements of Item 507 of Regulation S-K in one section. For example, when you refer to David Abel on pages 35 or 41, his position and the percentage of the class to be owned by him are not mentioned. Please revise for other similarly situated selling security-holders in accordance with Regulation S-K and make sure that the amounts in each are consistent with each other.

Change in Auditors, page 37

27.   We note you replaced your prior auditors with Demetrius & Company LLC in August 2005. Please revise to disclose whether your prior auditors resigned, declined to stand for re-election or were dismissed. In addition, revise to file, as an exhibit to this registration statement, a letter from your prior auditors addressed to the Commission stating whether they agree with the statements made in your disclosures. Refer to Item 304 of Regulation S-B.

Common Stock Purchase Warrants and Options, page 38

28.   Please provide the staff with a complete breakdown of when each of the warrants, or group of warrants was issued, their original terms, and the terms following the bankruptcy or the merger.

Selling Security-Holders, page 41

29.   Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dealers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters.

        Please state that the selling shareholders may be deemed underwriters.

30.   We note that the column titled "Ownership After the Offering" is blank. Please revise to update this information.

31.   We note the Bloch Trust listed on page 43 and the Cebron Family Trust on page 46; however, we do not see the name of the natural person who holds voting and investment power. Please revise to disclose, if applicable, the names of the natural person who holds voting and investment power for all selling security-holders.

32.   We note your disclosure on page 72 regarding options to officers and directors. Please include disclosure of all long-term compensation, including options, as applicable in the summary compensation table. Please refer to Item 402 of Regulation S-B.

33.   Please revise to include a table for options/SARs grants in accordance with Item 402 of Regulation S-B.

34.   Please revise to enhance disclosure of how selling securities holders acquired the shares.

Plan of Distribution, page 74

35.   Please revise to provide a discussion regarding your underwriting plans. If you plan to have the offering self-underwritten, please provide disclosure in accordance with Rule 3a4-1 of the Securities Exchange Act.

Additional Information, page 75

36.   Please delete the fourth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

Consolidated Statements of Operations, page F-3

37.   Please tell us what "Relief from liabilities" represents for the year ended December 31, 2004.

38.   Please tell us the reasons for the significant decrease in interest expense from 2004 to 2005.

Statement of Changes in Stockholders' Equity (Deficit), page F-4

39.   We note you issued 36,218 shares of common stock for services received during 2005. We also note the issuance of these shares resulted in additional paid-in-capital of $7,877,413. Please tell us and revise your filing to describe the nature of the services received and how you determined the fair value of those services. In addition, quantify the amount charged to income as a result of this transaction

and tell us where that amount is reported in your Statements of Operations.

40.   We note your conversions of Class D Preferred Stock into notes and Class D
        Preferred Notes into common stock resulted in additional paid in capital of
        $4,455,140 and ($5,404,876), respectively. To help us gain a better
        understanding of these transactions, please provide us with the journal entries you
        used to record them. In addition, provide us with detailed calculations of the
        amounts reported in additional paid-in-capital and describe for us how those
        amounts were calculated.

Note 1 – The Company, page F-7

41.   Please tell us whether you considered identifying the Company as a Development
        Stage Enterprise as defined by paragraph 8 of SFAS 7. If you determine the
        Company is a Development Stage Enterprise, please revise your filing to disclose
        the information required by paragraphs 11 and 12 of SFAS 7.

Note 2 – Summary of Significant Accounting Policies, page F-7

Research and Development, page F-9

42.   Please revise your filing to include the details you refer to at the end of this
        paragraph or delete the reference to such details.

Stock Based Compensation, page F-9

43.   Please revise your filing to disclose the date upon which you early adopted the
        provisions of SFAS 123-R. In addition, describe the method you use to apply the
        provisions of the Standard. Refer to paragraphs 74-78 of SFAS 123-R.

Recently Issued Accounting Standards, page F-9

44.   We note your disclosure that you do not anticipate that the adoption of recently
        issued accounting pronouncements will have a significant impact on your results
        of operations, financial position or cash flows. Please revise your filing to
        provide a brief description of the new standards applicable to you, the date
        adoption is required and the date you plan to adopt, if earlier. Refer to Question 2
        of SAB Topic 11.M.

Note 4 – Income Taxes, page F-10

45.   We note during 2005 and 2004, you participated in the Technology Tax
        Certificate Transfer Program sponsored by the New Jersey Economic
        Development Authority and were able to transfer a portion of your State operating

loss carry forwards in exchange for $315,278 and $399,450, respectively. Please tell how you reported the receipt of cash for the State operating loss carryforwards in your Consolidated Statements of Cash Flows.

Note 6 – Stockholders' Equity

Stock Options, page F-14

46.   We note you recognized a credit of $597,216 to Compensation Expense resulting from the cancellation of the existing 2,698,189 options during 2005. Please tell us how you determined that crediting compensation expense was appropriate, including the specific accounting guidance upon which you relied.

Warrants, page F-16

47.   We note on April 6, 2005, as part of your private placement and warrant exchange, all existing employee options and warrants not previously converted, were converted into warrants to purchase your common shares at either $1 per share or $6 per share. We also note you recorded an aggregate expense of $3,030,256 to reflect the cancellation of existing warrants and issuance of new warrants based on the Black Sholes calculation. Please tell us:

- the number of warrants and options pre-conversion and the number of warrants post-conversion;
- whether the aggregate expense represents the excess of the fair value of the new warrants over the fair value of the cancelled warrants and options;
- how the aggregate expense reconciles with the warrant restructuring expense of $2,451,419 recorded on your Statements of Operations and the $2,433,041 recorded on your Statements of Stockholders' Equity; and
- the assumptions you used for determining the fair values of the new warrants based on the Black Scholes calculation.

Stock Options, page F-14

48.   We note your reference to disclosures of proforma net loss and net loss per share amounts as required by SFAS 123, however, we are unable to locate these disclosures. Please revise your filing as necessary or advise us.

Item 26. Recent Sales of Unregistered Securities

49.   Please revise to describe upon which exemptions or rules you have relied and

factual basis for such exemption or reliance.

Item 28. Undertakings.

50.   We note that you plan to offer securities on a delayed or continuous basis
        pursuant to Rule 415 of the Securities Act; however, we do not see the required
        undertaking. Please revise to include such undertakings under Item 512 of
        Regulation S-B.

Exhibit 5.1

51.   Please revise to include the law of the state under which you will issue your
        opinion and that the opinion is subject to the judicial decisions and interpretations
        of such state.

Signatures

52.   In accordance with the requirements of Form S-B, please provide the signatures
        of your principal accounting officer and your principal financial officer.

                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review by showing deleted sections as strikethrough and added sections as
underlining. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with

respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Fax: (212) 980-5192
Sanny J. Barkats, Esq.
Gersten Savage, LLP
600 Lexington Avenue – 9th Floor
New York, NY 10022